Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

31 May 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917


10015849

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed 3 announcements on share buy-back transactions sent to Nasdaq OMX Copenhagen.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Investor Relations

Encls.

dlw 6/10

Coloplast
Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 10 May 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 3-7 May 2010:

Date	Number of shares	Average buying price	Amount DKK
3.5.	4,500	623.64	2,806,380.00
4.5.	7,500	641.74	4,813,050.00
5.5.	7,129	634.82	4,525,631.78
6.5.	6,365	632.09	4,023,252.85
7.5.	11,141	626.68	6,981,841.88
Accumulated until now under the programme	461,076	616.68	284,335,804.69

Henceforth, Coloplast owns 2,496,421 own B shares of DKK 5 equal to 5.55% of the company's total share capital.

Share buy-back in the amount of DKK 215,664,195.31 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 25 May 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 17-21 May 2010:

Date	Number of shares	Average buying price	Amount DKK
17.5.	3,072	647.80	1,990,041.60
18.5.	10,000	654.41	6,544,100.00
19.5.	10,276	643.32	6,610,756.32
20.5.	13,378	632.67	8,463,859.26
21.5.	6,894	624.57	4,305,785.58
Accumulated until now under the programme	530,865	619.85	329,058,063.46

Henceforth, Coloplast owns 2,566,210 own B shares of DKK 5 equal to 5.7% of the company's total share capital.

Share buy-back in the amount of DKK 170,941,936.54 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 31 May 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 25-28 May 2010:

Date	Number of shares	Average buying price	Amount DKK
25.5.	12,715	613.39	7,799,253.85
26.5.	21,000	616.49	12,946,290.00
27.5.	1,661	617.00	1,024,837.00
28.5.	5,400	619.34	3,344,450.04
Accumulated until now under the programme	571,641	619.57	354,172,894.35

Henceforth, Coloplast owns 2,606,986 own B shares of DKK 5 equal to 5.79% of the company's total share capital.

Share buy-back in the amount of DKK 145,827,105.65 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.